BOXLIGHT CORPORATION

1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

January 25, 2017

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation
Amendment No. 20 to Registration Statement on Form S-1
Filed January 12, 2016
File No. 333-204811

Dear Ms. Ravitz:

This letter responds to the oral comment of the staff of the United States Securities and Exchange Commission (the “Staff”), on January 23, 2017, to Michael Pope, President of Boxlight Corporation (f/k/a Logical Choice Corporation) (the “Company”) regarding Amendment 20 to the Registration Statement on Form S-1, filed by the Company on January 12, 2017.

This letter sets forth the oral comment of the Staff on January 23, 2017.

Immediately following the comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No. 21 to the Registration Statement on Form S-1.

Executive Compensation, page 61

1.	We note that you have not updated the executive compensation for 2016.

Response: We have updated the executive compensation for 2016.

Sincerely,

/s/ Mark Elliott
Mark Elliott
Chief Executive Officer
Boxlight Corporation